Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the Fourth Fiscal Quarter and Fiscal Year Ended February 28, 2013

• Quarterly Net Revenues Increased by 14.2% Year-Over-Year

• Quarterly Income from Operations Decreased by 10.4% Year-Over-Year

• Quarterly Net Income Attributable to TAL Decreased by 9.7% Year-Over-Year

• Fiscal Year Net Revenues Increased by 27.3%

• Fiscal Year Income from Operations Increased by 49.4%

• Fiscal Year Net Income Attributable to TAL Increased by 37.5%

(Beijing — April 23, 2013)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the quarter ended February 28, 2013, which is the fourth quarter of TAL’s fiscal year 2013.

Highlights for the Fourth Quarter of Fiscal Year 2013

•                 Net revenues increased by 14.2% year-over-year to US$59.6 million from US$52.2 million in the same period of the prior year.

•                 Income from operations decreased by 10.4% to US$5.7 million, from US$6.3 million in the fourth quarter of fiscal year 2012.

•                 Net income attributable to TAL decreased by 9.7% year-over-year to US$6.8 million from US$7.6 million in the same period of the prior year.

•                 Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 5.0% year-over-year to US$8.6 million from US$9.0 million in the same period of the prior year.

•                 Basic and diluted net income per American Depositary Share (“ADS”)1 were both US$0.09. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were both US$0.11.

•                 Total student enrollments increased by 9.7% year-over-year to approximately 250,700.

•                 Total physical network decreased by a net four learning centers to 255 learning centers as of February 28, 2013 from 259 learning centers as of November 30, 2012, as the Company continued to focus on improving operational efficiency during the period.

1 Each ADS represents two Class A common shares.

Highlights for the Fiscal Year Ended February 28, 2013

•                  Net revenues increased by 27.3% year-over-year to US$225.9 million from US$177.5 million in the same period of the prior year.

•                  Income from operations increased by 49.4% to US$31.4 million, from US$21.0 million in the same period of fiscal year 2012.

•                  Net income attributable to TAL increased by 37.5% year-over-year to US$33.4 million from US$24.3 million in the same period of the prior year.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 29.5% year-over-year to US$41.7 million from US$32.2 million in the same period of the prior year.

•                  Basic and diluted net income per ADS were both US$0.43. Non-GAAP basic and diluted net income per ADS, in each case excluding share-based compensation expenses, were US$0.54 and US$0.53, respectively.

•                  Total student enrollments in fiscal year 2013 increased by 18.2% year-over-year to approximately 816,110.

•                  Total physical network decreased to 255 learning centers as of February 28, 2013 from 270 learning centers as of February 29, 2012.

Financial and Operating Data——Fourth Quarter and Twelve Months of Fiscal Year 2013

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	February 29/28,
	2012	2013	Pct. Change
Net revenues	52,216	59,648	14.2%
Net income attributable to TAL	7,582	6,848	-9.7%
Non-GAAP net income attributable to TAL	9,019	8,571	-5.0%
Operating income	6,321	5,663	-10.4%
Non-GAAP operating income	7,758	7,386	-4.8%
Net income per ADS attributable to TAL — basic	0.10	0.09	-10.4%
Net income per ADS attributable to TAL — diluted	0.10	0.09	-9.9%
Non-GAAP net income per ADS attributable to TAL — basic	0.12	0.11	-5.7%
Non-GAAP net income per ADS attributable to TAL — diluted	0.12	0.11	-5.2%
Total student enrollments in small class, one-on-one, and online courses	228,500	250,700	9.7%

	Fiscal Year Ended
	February 29/28,
	2012	2013	Pct. Change
Net revenues	177,520	225,931	27.3%
Net income attributable to TAL	24,314	33,440	37.5%
Non-GAAP net income attributable to TAL	32,215	41,724	29.5%
Operating income	21,025	31,421	49.4%
Non-GAAP operating income	28,926	39,705	37.3%
Net income per ADS attributable to TAL — basic	0.32	0.43	36.1%
Net income per ADS attributable to TAL — diluted	0.31	0.43	36.9%
Non-GAAP net income per ADS attributable to TAL — basic	0.42	0.54	28.2%
Non-GAAP net income per ADS attributable to TAL — diluted	0.41	0.53	28.9%
Total student enrollments in small class, one-on-one, and online courses	690,300	816,110	18.2%

“During the fourth quarter, the small class business in markets other than Beijing and Shanghai once again drove our top line growth, more than doubling revenues and enrollments versus the year ago period. These cities contributed 29% of small class revenues in the fourth quarter versus 16% in the same period of the previous year, demonstrating the continued geographic diversification of our business. Another highlight is that our Shanghai business picked up again in the quarter following a period of transition in which we managed our growth while further improving teaching quality and curriculum.

“In the coming fiscal year, we plan to undertake new content initiatives to enhance our core competency as a specialized, top-level tutoring services provider in the market. We will maintain our organizational focus on the math and science areas, with additional emphasis on the broader math and sciences curriculum offered in middle schools and high schools. At the same time, we plan to invest in further enhancing our LeJiaLe-branded English offering to make it an even more attractive cross-sell to our students. Finally, we will increase investments that bring our business closer to the cross-section of where education meets technology. Specifically, we will promote more refined assessment metrics at each level in our curriculum, an ever more interactive classroom experience and greater convenience in the class registration process,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang.

Mr. Joseph Kauffman, Chief Financial Officer, continued, “I am pleased fourth quarter revenues came in as we expected, given the unfavorable timing of the Chinese New Year holiday this year and the ongoing impact from the policy change in Beijing.

“On the whole, I am satisfied with the operating leverage we have achieved for this harvest year, especially in light of the unexpected disruption to our Beijing business beginning in the third quarter, which affected both our small class and 1-on-1 businesses in that city. For the full fiscal year 2013, total revenues surpassed the US$200 million mark, increasing by over 27%. We delivered operating income growth of 49.4% year-over-year and operating margin was 13.9%, up by 210 basis points versus fiscal year 2012. Our balance sheet remains strong at over US$200 million in cash, cash equivalents, and term deposits, even after returning to shareholders through share buyback and a special dividend a combined over US$40 million last year. With this solid foundation, and ongoing positive growth momentum in cities outside of Beijing, we are ready to re-enter the investment stage in our business in fiscal 2014,” Mr. Kauffman added.

Financial Results for the Fourth Quarter of Fiscal Year 2013

Net Revenues

For the fourth quarter of fiscal year 2013, TAL reported net revenues of US$59.6 million, representing a 14.2% increase from US$52.2 million in the fourth quarter of fiscal year 2012. The increase was mainly driven by an increased number of total student enrollments combined with higher average selling prices (ASPs). Total student enrollments increased by 9.7% to approximately 250,700 from approximately 228,500 in the same period one year ago. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings. ASP increased by 4.1% from US$229 in the fourth quarter of fiscal year 2012 to US$238 in the same quarter of fiscal year 2013. The growth in ASP was mainly driven by the hourly rate increases of a portion of center-based course offerings and the foreign exchange rate fluctuation.

Operating Costs and Expenses

Operating costs and expenses were US$54.0 million, a 17.6% increase from US$45.9 million in the fourth quarter of fiscal year 2012. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$52.3 million, a 17.6% increase from US$44.5 million in the fourth quarter of fiscal year 2012.

Cost of revenues increased by 10.1% to US$31.4 million, from US$28.5 million in the fourth quarter of fiscal year 2012. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and other staff costs associated primarily with an expansion of learning center capacity as well as increases in wages and teacher fees versus the year-ago period. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 10.4% to US$31.4 million, from US$28.4 million in the fourth quarter of fiscal year 2012.

Selling and marketing expenses increased by 37.8% to US$7.6 million, from US$5.5million in the fourth quarter of fiscal year 2012. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 41.9% to US$7.3 million, from US$5.2 million in the fourth quarter of fiscal year 2012. The increase of selling and marketing expenses in the fourth quarter of fiscal year 2013 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings, as well as an increase in brand promotion and advertising expenses.

General and administrative expenses increased by 21.3% to US$14.4 million, from US$11.9 million in the fourth quarter of fiscal year 2012. The increase in general and administrative expenses was mainly due to an increase in compensation to our general and administrative personnel to support a greater number of programs and service offerings, as well as the depreciation expenses for the office space purchased by the Company in Beijing, which commenced in the fourth quarter of fiscal year 2013. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 19.3% to US$12.9 million, from US$10.8 million in the fourth quarter of fiscal year 2012.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 19.9% to US$1.7 million in the fourth quarter of fiscal year 2013, from US$1.4 million in the same period of fiscal year 2012.

Impairment loss on Operating Assets

The impairment loss of US$0.6 million incurred in the quarter resulted from the impairment on the long-term prepayments by the Company in December 2011 for the acquisition of a study-abroad intermediary service operating license.

Gross Profit

Gross profit increased by 19.2% to US$28.3 million, from US$23.7 million in the fourth quarter of fiscal year 2012.

Income from Operations

Income from operations decreased by 10.4% to US$5.7 million, from US$6.3 million in the fourth quarter of fiscal year 2012. Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 4.8% to US$7.4 million, from US$7.8 million in the fourth quarter of fiscal year 2012.

Net Income Attributable to TAL Education Group

Net income attributable to TAL decreased by 9.7% to US$6.8 million, from US$7.6 million in the fourth quarter of fiscal year 2012. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 5.0% to US$8.6million, from US$9.0 million in the fourth quarter of fiscal year 2012.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.09 in the fourth quarter of fiscal year 2013. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.11.

Financial Results for the Fiscal Year Ended February 28, 2013

Net Revenues

For the fiscal year 2013, TAL reported net revenues of US$225.9 million, representing a 27.3%

increase from US$177.5 million in the fiscal year 2012. The increase was primarily due to an increased number of total student enrollments combined with higher average selling prices (ASPs). Total student enrollments increased by 18.2% to approximately 816,110 from approximately 690,300 in the same period one year ago. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings and to a lesser degree by increases in enrollments in our one-on-one tutoring services. ASPs increased by 7.7% to US$277 per enrollment in fiscal year 2013 from US$257 per enrollment in fiscal year 2012 mainly driven by the hourly rate increases in the Company’s small class business and the foreign exchange rate fluctuation.

Operating Costs and Expenses

Operating costs and expenses were US$195.1 million, a 24.5% increase from US$156.7 million in fiscal year 2012. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$186.9 million, a 25.6% increase from US$148.8 million in fiscal year 2012.

Cost of revenues increased by 21.1% to US$115.7 million, from US$95.6 million in fiscal year 2012. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and other staff costs associated primarily with an expansion of learning center capacity as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 21.5% to US$115.6 million, from US$95.2 million in fiscal year 2012.

Selling and marketing expenses increased by 19.5% to US$27.7 million, from US$23.2 million in fiscal year 2012. The increase was primarily due to an increase of sales and marketing staff and related compensation to support an expanded number of cities in which the Company had learning center operations and a greater number of programs and service offerings. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 19.3% to US$25.9 million, from US$21.7 million in fiscal year 2012.

General and administrative expenses increased by 35.2% to US$51.1 million, from US$37.8 million in fiscal year 2012. The increase was mainly due to an increase in compensation for our general and administrative personnel to support an expanded number of cities in which the Company had learning center operations and a greater number of programs and service offerings, and the depreciation of office space purchased in Beijing, which commenced in the fourth quarter of fiscal year 2013. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 40.6% to US$44.8 million, from US$31.8 million in fiscal year 2012.

Total share-based compensation expenses that were allocated to related operating costs and expenses amounted to US$8.3 million in fiscal year 2013, as compared to US$7.9 in fiscal year 2012.

Gross Profit

Gross profit increased by 34.5% to US$110.2 million, from US$81.9 million in fiscal year

2012.

Income from Operations

Income from operations increased by 49.4% to US$31.4 million, from US$21.0 million in fiscal year 2012. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 37.3% to US$39.7 million, from US$28.9 million in fiscal year 2012.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 37.5% to US$33.4 million, from US$24.3 million in fiscal year 2012. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 29.5% to US$41.7 million, from US$32.2 million in fiscal year 2012.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.43 in fiscal year 2013. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.54 and US$0.53, respectively.

Capital Expenditures

Capital expenditures for fiscal year 2013 were US$6.9 million, representing a decrease of US$67.4 million from US$74.3 million in fiscal year 2012. The decrease was driven largely by the purchase of office space of US$62.5 million in fiscal year 2012.

Cash and Cash Equivalents

As of February 28, 2013, after the dividend payment of US$39.0 million in December 2012, the Company had US$185.1 million of cash and cash equivalents and US$24.1 million of term deposits, as compared to US$188.6 million of cash and cash equivalents and US$10.3 million of term deposits as of February 29, 2012.

Deferred Revenue

As of February 28, 2013, the Company’s deferred revenue balance was US$102.5 million as compared to US$85.6 million as of February 29, 2012, representing an increase of 19.8% versus the same period of the previous year.

Business Outlook

Based on the Company’s current estimates, total net revenues for the first quarter of fiscal year 2014 are expected to be between US$57.7 million and US$59.2 million, representing an increase of 17% to 20% on a year-over-year basis.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter and fiscal year 2013 ended February 28, 2013 at 8:00 a.m. Eastern Time on April 23, 2013 (8:00 p.m. Beijing time on April 23, 2013).

The dial-in details for the live conference call are as follows:

• U.S. toll free:	+1-866-519-4004
• Hong Kong toll free:	800-930-346
• China toll:	400-620-8038
• International toll:	+65-6723-9381
Conference ID:	34263430

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.xueersi.org.

A telephone replay of the conference call will be available through April 30, 2013.

The dial-in details for the replay are as follows:

• U.S. toll free:	+1-855-452-5696
• Hong Kong toll free:	800-963-117
• China toll free:	400-120-0932
• International toll:	+61-2-8199-0299
Conference ID:	34263430

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2014, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified teachers; its ability to improve the content of its existing course offerings and to develop new courses; its ability to maintain and enhance its brand; its ability to maintain and continue to improve its teaching results; and its ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one, and online courses. The Company’s network includes 255 physical learning centers as of February 28, 2013, located in 15 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou and Shenyang. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +861052926658

Email: ir@xueersi.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 29, 2012	As of February 28, 2013
ASSETS

Current assets
Cash and cash equivalents	$188,579,767	$185,080,673
Term deposits	10,328,116	24,110,716
Restricted cash	—	2,270,269
Available-for-sale securities	361,803	399,955
Inventory	223,611	410,167
Deferred tax assets-current	1,729,758	2,260,446
Prepaid expenses and other current assets	9,011,975	11,906,317
Total current assets	210,235,030	226,438,543
Property and equipment, net	76,726,219	76,115,088
Deferred tax assets-non-current	490,222	538,464
Rental deposit	4,545,605	5,179,073
Intangible assets, net	183,523	1,724,444
Goodwill	548,825	555,194
Long-term prepayments	1,923,481	—
Long-term investment	—	5,491,073
Total assets	$294,652,905	$316,041,879

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 1,993,297 and 1,739,337 as of February 29, 2012, and February 28, 2013, respectively)	$2,863,596	$2,009,473
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 50,395,945 and 67,743,448 as of February 29, 2012, and February 28, 2013, respectively)	85,594,032	102,513,876
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 9,546,915 and 11,269,507 as of February 29, 2012, and February 28, 2013, respectively)	15,284,190	17,196,001
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,206,266 and 2,165,785 as of February 29, 2012, and February 28, 2013, respectively)	637,302	2,778,305
Total current liabilities	104,379,120	124,497,655
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 45,881 and 36,845 as of February 29, 2012, and February 28, 2013, respectively)	156,494	98,945
Total liabilities	104,535,614	124,596,600

TAL Education Group Shareholders’ Equity
Class A common shares	45,277	68,314
Class B common shares	109,681	87,806
Additional paid-in capital	119,769,989	86,016,387
Statutory reserve	10,502,713	12,291,341
Retained earnings	54,779,267	86,430,705
Accumulated other comprehensive income	4,910,364	6,550,726
Total TAL Education Group’s equity	190,117,291	191,445,279
Total liabilities and equity	$294,652,905	$316,041,879

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 29/28,		For the Fiscal Year Ended February 29/28,
	2012	2013	2012	2013
Net revenues	$52,215,556	$59,647,816	$177,519,672	$225,931,095
Cost of revenues	28,510,837	31,388,999	95,587,218	115,748,650
Gross profit	23,704,719	28,258,817	81,932,454	110,182,445
Operating expenses (note 1)
Selling and marketing	5,533,211	7,624,043	23,166,231	27,673,598
General and administrative	11,850,869	14,379,389	37,814,962	51,125,534
Impairment loss on operating assets	—	594,162	139,660	594,162
Total operating expenses	17,384,080	22,597,594	61,120,853	79,393,294
Government subsidies	—	1,630	213,270	632,269
Income from operations	6,320,639	5,662,853	21,024,871	31,421,420
Interest income	909,394	1,432,391	3,499,926	5,343,445
Other income / (expenses)	1,214,199	(115,413)	3,945,306	776,293
Income before income tax provision	8,444,232	6,979,831	28,470,103	37,541,158
Provision for income tax	(862,055)	(131,745)	(4,156,450)	(4,101,092)
Net income	7,582,177	6,848,086	24,313,653	33,440,066
Total net income attributable to TAL Education Group	$7,582,177	$6,848,086	$24,313,653	$33,440,066
Net income per common share
Basic	$0.05	$0.04	$0.16	$0.21
Diluted	0.05	0.04	0.16	0.21
Net income per ADS (note 2)
Basic	0.10	0.09	0.32	0.43
Diluted	$0.10	$0.09	$0.31	$0.43

Other comprehensive income, net of tax	1,060,626	158,093	3,035,785	1,640,362
Comprehensive income	8,642,803	7,006,179	27,349,438	35,080,428
Comprehensive income attributable to TAL Education Group	$8,642,803	$7,006,179	$27,349,438	$35,080,428
Weighted average shares used in calculating net income per common share
Basic	154,958,044	156,120,150	154,000,219	155,607,458
Diluted	156,151,875	156,525,098	155,874,381	156,631,090

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 29/28		Ended February 29/28
	2012	2013	2012	2013
Cost of revenues	$71,359	$3,738	$417,984	$105,756
Selling and marketing	361,164	283,448	1,497,266	1,814,748
General and administrative	1,004,448	1,435,864	5,985,993	6,363,396
Total	$1,436,971	$1,723,050	$7,901,243	$8,283,900

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollar, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 29/28,		For the Fiscal Year Ended February 29/28,
	2012	2013	2012	2013
Cost of revenues	$28,510,837	$31,388,999	$95,587,218	$115,748,650
Share-based compensation expense in cost of revenues	71,359	3,738	417,984	105,756
Non-GAAP cost of revenues	28,439,478	31,385,261	95,169,234	115,642,894

Selling and marketing expenses	5,533,211	7,624,043	23,166,231	27,673,598
Share-based compensation expense in selling and marketing expenses	361,164	283,448	1,497,266	1,814,748
Non-GAAP selling and marketing expenses	5,172,047	7,340,595	21,668,965	25,858,850
General and administrative expenses	11,850,869	14,379,389	37,814,962	51,125,534
Share-based compensation expense in general and administrative expenses	1,004,448	1,435,864	5,985,993	6,363,396
Non-GAAP general and administrative expenses	10,846,421	12,943,525	31,828,969	44,762,138

Operating costs and expenses	45,894,917	53,986,593	156,708,071	195,141,944
Share-based compensation expense in operating costs and expenses	1,436,971	1,723,050	7,901,243	8,283,900
Non-GAAP operating costs and expenses	44,457,946	52,263,543	148,806,828	186,858,044

Income from operations	6,320,639	5,662,853	21,024,871	31,421,420
Share based compensation expenses	1,436,971	1,723,050	7,901,243	8,283,900
Non-GAAP income from operations	7,757,610	7,385,903	28,926,114	39,705,320

Net income attributable to TAL Education Group	7,582,177	6,848,086	24,313,653	33,440,066
Share based compensation expenses	1,436,971	1,723,050	7,901,243	8,283,900
Non-GAAP net income attributable to TAL Education Group	$9,019,148	$8,571,136	$32,214,896	$41,723,966

Net income per ADS
Basic	$0.10	$0.09	$0.32	$0.43
Diluted	0.10	0.09	0.31	0.43
Non-GAAP Net income per ADS(note 3)
Basic	0.12	0.11	0.42	0.54
Diluted	$0.12	$0.11	$0.41	$0.53

ADSs used in calculating net income per ADS
Basic	77,479,022	78,060,075	77,000,109	77,803,729
Diluted	78,075,937	78,262,549	77,937,191	78,315,545

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.